UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026 (Report No. 1)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The disclosure in this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On March 4, 2026 SaverOne 2014 Ltd. (the “Company”) convened its previously scheduled Extraordinary General Meeting of Shareholders (“EGM”). However, due to the lack of the requisite quorum, the EGM was adjourned to March 5, 2026, as provided for in the Company’s Articles of Association.

On March 5, 2026, at the adjourned EGM, the shareholders of the Company approved the proposal brought before the Company’s shareholders at the EGM, in accordance with the majority required for such proposal. The proposal was described in the Company’s Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders, dated January 28, 2026 and attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on January 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

2